Exhibit 99.1

ATA Creativity Global Reports Second Quarter 2024 Financial Results

Conference Call on Wednesday, August 7, 2024, at 9:00 p.m. ET with Accompanying Investor Presentation

Beijing, China, August 7, 2024 (NY)/ August 8, 2024 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the second quarter and six months ended June 30, 2024 (“Second Quarter 2024” and “First Half 2024”, respectively).

Second Quarter 2024 and First Half 2024 Highlights

•	During Second Quarter 2024, student enrollment was 1,084, representing an increase of 16.8% from 928 in the prior-year period. Of the 1,084 students, 612 were enrolled in ACG’s portfolio training programs. 42,841 credit hours were delivered during Second Quarter 2024, an increase of 49.3% compared to 28,698 in the prior-year period.

•	Second Quarter 2024 net revenues increased 42.8% to RMB51.8 million (US$7.1 million), from RMB36.2 million in the prior-year period.

•	Second Quarter 2024 net loss attributable to ACG narrowed to RMB16.8 million (US$2.3 million), from net loss attributable to ACG of RMB17.2 million in the prior-year period.

•	First Half 2024 net revenues increased 27.2% to RMB99.9 million (US$13.7 million), from RMB78.6 million in the prior-year period.

•	First Half 2024 net loss attributable to ACG was RMB34.7 million (US$4.8 million), compared to net loss attributable to ACG of RMB35.0 million in the prior-year period.

•	RMB40.1 million (US$5.5 million) in cash and cash equivalents as of June 30, 2024.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We are pleased to see that our recruitment efforts have continued to yield positive results in our core portfolio training services business, driving student enrollment growth and increasing total credit hours delivered by 49.3% during Second Quarter 2024. Portfolio training services continued to be the key contributor to top line growth, driving a 42.8% increase in total net revenues to RMB51.8 million during the period, supported by growth in overseas study counselling services and research-based learning services. As a result of this revenue growth, we reported 49.6% in gross margin for Second Quarter 2024, a notable improvement from 39.5% in the prior-year period, and narrowed bottom line losses despite increased operating expenses as we continue to invest in growing enrollment and expanding the business.”

Mr. Ma continued, “Following the successful execution and overwhelmingly positive feedback from our 70 participating students and teaching staff in May, we hosted a second session of the United Nations Sustainable Development Goals Arts Boot Camp (the ‘SDG Boot Camp’) in July. The SDG Boot Camp was once again well received by students, and we were pleased to have another opportunity to partner with the UN and UNESCO on this project. During Second Quarter 2024, we hosted the ACG Arts Education Exhibition across five major cities in China, sharing our knowledge of the options available to students interested in a creative arts education, as well as bringing in admission committee officers from prestigious overseas arts institutions to provide insights on the application process. We believe these events increase ACG’s market exposure and serve as a student acquisition channel while providing a valuable opportunity for prospective students to gain a better understanding of a range of schools and their programs and philosophies. Through our diversified portfolio of offerings, we remain committed to enabling positive outcomes for our students.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “This summer we launched a variety of research-based learning experiences for students across different creative disciplines and abilities. In addition to our in-person Master Class projects and Chinese intangible cultural heritage-themed camps in Dunhuang, Gansu Province and west Sichuan Province, we are hosting two campus tours in Tokyo and multiple cities in the United States, providing participating students with an immersive on-campus experience and the opportunity to get a glimpse of the inner workings of global enterprises in industries such as fashion, gaming and animation production. We are also collaborating with University of The Arts London (‘UAL’) on a summer school project where students take classes at the UAL campus and experience European history and culture in one of the world’s most vibrant cities. In July, ACG partnered with University College London (‘UCL’) Bartlett Development Planning Unit to host a two-week summer lab in Chengdu, Sichuan Province. Through a series of lectures and a design workshop led by UCL staff, the summer lab focused on sustainable urban development and the potential of citizen participation, providing students an opportunity to reflect on real day-to-day local life from a practical and sustainable urban design perspective. We are pleased to see so many students, both returning and new, taking advantage of these learning experiences this summer and will continue striving to provide these types of valuable and memorable experiences in the future. The second half of the year has historically been stronger for ACG, and we anticipate this to be true in 2024 as well. We remain on track to meet revenue guidance for the year and are pleased to be reiterating the previously provided guidance range.”

Guidance for Fiscal Year 2024

ACG is reiterating its previously provided guidance of total net revenues of between RMB233 million and RMB255 million for the year ending December 31, 2024, which represents a year-over-year increase of 5% to 15%. These guidance assumptions are based on the Company's existing business, current view of existing market conditions and assumptions for the year ending December 31, 2024.

Operating Review

Enrollment Update

ACG student enrollment for Second Quarter 2024 was 1,084, of which 612 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 42,841 credit hours were delivered for portfolio training programs during Second Quarter 2024, of which 16,611 credit hours were delivered for time-based programs and 26,230 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Second Quarter 2024, compared to those for the prior-year period:

	Second Quarter Ended June 30, 2024	Second Quarter Ended June 30, 2023	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	16,611	10,428	59.3%
Project-based Program	26,230	18,270	43.6%
Total	42,841	28,698	49.3%

During Second Quarter 2024, 472 students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling services and research-based learning services.

Second Quarter 2024 Financial Review – GAAP Results

ACG’s total net revenues for Second Quarter 2024 were RMB51.8 million (US$7.1 million), an increase of 42.8% from RMB36.2 million in the prior-year period, primarily due to increased revenue contributions from portfolio training, overseas study counselling and research-based learning services. Revenues from portfolio training programs were RMB40.2 million, or 77.6% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB11.6 million, or 22.4% of total net revenues, during the period.

Gross profit for Second Quarter 2024 was RMB25.7 million (US$3.5 million), an increase of 79.6%, from RMB14.3 million in the prior-year period. Gross margin improved to 49.6% during the period, compared to 39.5% in the prior-year period.

Total operating expenses for Second Quarter 2024 were RMB46.5 million (US$6.4 million), an increase of 30.2% from RMB35.7 million in the prior-year period. The increase was primarily due to an RMB5.5 million increase in G&A expense related to increased professional fees and support for business expansion, and an RMB5.0 million increase in selling expenses related to the performance bonuses in line with increased sales and the hiring of additional sales personnel.

Loss from operations for Second Quarter 2024 was RMB20.8 million (US$2.9 million), compared to loss from operations of RMB21.4 million in the prior-year period.

Net loss attributable to ACG for Second Quarter 2024 narrowed to RMB16.8 million (US$2.3 million), from net loss attributable to ACG of RMB17.2 million in the prior-year period.

For Second Quarter 2024, basic and diluted losses per common share attributable to ACG were both RMB0.27 (US$0.04), compared to basic and diluted losses per common share of RMB0.27 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.54 (US$0.08), compared to basic and diluted losses per ADS of RMB0.54 in the prior-year period.

First Half 2024 Financial Review – GAAP Results

ACG’s total net revenues for First Half 2024 was RMB99.9 million (US$13.7 million), an increase of 27.2% from RMB78.6 million in the prior-year period. Revenues from portfolio training programs were RMB75.6 million, or 75.7% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB24.3 million, or 24.3% of total net revenues, during the period.

Gross profit for First Half 2024 was RMB47.6 million (US$6.6 million), an increase of 44.0% from RMB33.1 million in the prior-year period. Gross margin was 47.7% during the period, compared to 42.1% in the prior-year period.

Total operating expenses for First Half 2024 were RMB90.1 million (US$12.4 million), an increase of 18.8% from RMB75.8 million in the prior-year period. The increase was primarily due to an RMB8.9 million increase in selling expenses related to increased headcount and performance bonuses in line with increased sales and an RMB4.9 million increase in G&A expenses related to increased professional fees and support for business expansion.

Loss from operations for First Half 2024 was RMB42.4 million (US$5.8 million), compared to loss of RMB42.7 million in the prior-year period.

Net loss attributable to ACG for First Half 2024 narrowed to RMB34.7 million (US$4.8 million), from net loss attributable to ACG of RMB35.0 million in the prior-year period.

For First Half 2024, basic and diluted losses per common share attributable to ACG were both RMB0.55 (US$0.08), compared to RMB0.56 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB1.10 (US$0.16), compared to RMB1.12 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for First Quarter 2024, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB15.9 million (US$2.2 million), compared to adjusted net loss of RMB16.6 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Second Quarter 2024, were RMB0.25 (US$0.03). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Second Quarter 2024 were RMB0.50 (US$0.06).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Second Quarter 2024 were 31.5 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2024, ACG’s cash and cash equivalents were RMB40.1 million (US$5.5 million), working capital deficit was RMB296.1 million (US$40.7 million), and total shareholders’ equity was RMB80.2 million (US$11.0 million); compared to cash and cash equivalents of RMB60.2 million, working capital deficit of RMB244.0 million, and total shareholders’ equity of RMB113.0 million, respectively, as of December 31, 2023.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9:00 p.m. Eastern Time on Wednesday, August 7, 2024 (9:00 a.m. Beijing time on Thursday, August 8, 2024), during which management will discuss the results of the second quarter and six months ended June 30, 2024.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=wHIotZxS.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A Q&A session will follow management’s prepared remarks. We welcome investor questions submitted by email in advance to the investor contacts listed below and ask individuals to please specify whether they would like to have their names and/or firms shared during the live Q&A session.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2024 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2023, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and six months ended June 30, 2024, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.2672 to US$1.00, the noon buying rate as of June 30, 2024, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	60,167,232	40,106,501	5,518,838
Accounts receivable	2,235,490	1,357,395	186,784
Prepaid expenses and other current assets	8,042,169	22,222,582	3,057,929
Total current assets	70,444,891	63,686,478	8,763,551

Long-term investments	38,000,000	38,000,000	5,228,974
Property and equipment, net	30,235,985	35,086,840	4,828,110
Intangible assets, net	58,886,111	55,102,778	7,582,395
Goodwill	196,289,492	196,289,492	27,010,333
Other non-current assets	31,691,417	36,415,285	5,010,910
Right-of-use assets	23,391,247	40,075,823	5,514,617
Total assets	448,939,143	464,656,696	63,938,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	49,146,103	50,169,191	6,903,510
Lease liabilities-current	13,110,449	19,209,965	2,643,379
Deferred revenues	252,145,949	290,402,679	39,960,739
Total current liabilities	314,402,501	359,781,835	49,507,628

Lease liabilities-non-current	9,496,422	19,689,898	2,709,420
Deferred income tax liabilities	12,066,513	4,982,362	685,596
Total liabilities	335,965,436	384,454,095	52,902,644

Shareholders’ equity:
Common shares	4,730,128	4,733,961	651,415
Treasury shares	(8,201,046)	(8,201,046)	(1,128,501)
Additional paid-in capital	545,222,465	547,095,716	75,282,876
Accumulated other comprehensive loss	(37,004,507)	(36,968,082)	(5,086,977)
Accumulated deficit	(391,709,172)	(426,393,737)	(58,673,731)
Total shareholders’ equity attributable to ACG	113,037,868	80,266,812	11,045,082
Non-redeemable non-controlling interests	(64,161)	(64,211)	(8,836)
Total shareholders’ equity	112,973,707	80,202,601	11,036,246
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	448,939,143	464,656,696	63,938,890

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	36,241,790	51,763,927	7,122,953
Cost of revenues	21,934,342	26,071,829	3,587,603
Gross profit	14,307,448	25,692,098	3,535,350

Operating expenses:
Research and development	817,931	1,153,780	158,765
Sales and marketing	19,132,664	24,081,769	3,313,762
General and administrative	15,740,080	21,235,504	2,922,103
Total operating expenses	35,690,675	46,471,053	6,394,630
Other operating income, net	1,553	20,692	2,847
Loss from operations	(21,381,674)	(20,758,263)	(2,856,433)
Other income (expense):
Interest income, net of interest expenses	240,246	310,074	42,668
Foreign currency exchange losses, net	(330)	(5,304)	(730)
Loss before income taxes	(21,141,758)	(20,453,493)	(2,814,495)
Income tax benefit	(3,911,579)	(3,699,983)	(509,135)
Net loss	(17,230,179)	(16,753,510)	(2,305,360)
Net loss attributable to non-redeemable non-controlling interests	(17,210)	(22)	(3)
Net loss attributable to ACG	(17,212,969)	(16,753,488)	(2,305,357)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	140,021	23,614	3,249
Comprehensive loss attributable to ACG	(17,072,948)	(16,729,874)	(2,302,108)

Basic and diluted losses per common share attributable to ACG	(0.27)	(0.27)	(0.04)
Basic and diluted losses per ADS attributable to ACG	(0.54)	(0.54)	(0.08)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	78,560,165	99,889,746	13,745,286
Cost of revenues	45,493,659	52,287,181	7,194,956
Gross profit	33,066,506	47,602,565	6,550,330

Operating expenses:
Research and development	1,774,036	2,184,042	300,534
Sales and marketing	37,718,678	46,643,677	6,418,384
General and administrative	36,303,385	41,242,442	5,675,149
Total operating expenses	75,796,099	90,070,161	12,394,067
Other operating income, net	1,553	43,780	6,024
Loss from operations	(42,728,040)	(42,423,816)	(5,837,713)
Other income (expense):
Interest income, net of interest expenses	466,397	643,219	88,510
Foreign currency exchange losses, net	(382)	(5,868)	(807)
Loss before income taxes	(42,262,025)	(41,786,465)	(5,750,010)
Income tax benefit	(7,299,134)	(7,084,151)	(974,812)
Net loss	(34,962,891)	(34,702,314)	(4,775,198)
Net income (loss) attributable to non-redeemable non-controlling interests	2,094	(50)	(7)
Net loss attributable to ACG	(34,964,985)	(34,702,264)	(4,775,191)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	90,399	36,425	5,012
Comprehensive loss attributable to ACG	(34,874,586)	(34,665,839)	(4,770,179)

Basic and diluted losses per common share attributable to ACG	(0.56)	(0.55)	(0.08)
Basic and diluted losses per ADS attributable to ACG	(1.12)	(1.10)	(0.16)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2023	2024
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(17,212,969)	(16,753,488)	(34,964,985)	(34,702,264)
Share-based compensation expenses	657,611	810,701	1,210,895	1,883,317
Foreign currency exchange losses, net	330	5,304	382	5,868
Non-GAAP net loss attributable to ACG	(16,555,028)	(15,937,483)	(33,753,708)	(32,813,079)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.27)	(0.27)	(0.56)	(0.55)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.26)	(0.25)	(0.54)	(0.52)